EX-99.77J REVALUATN

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended December 31, 2013, the Special Opportunities Fund made the following permanent tax adjustments on the statements of assets and liabilities:

Undistributed Net Investment Income/(Loss): $561,399
Accumulated Net Realized Gain/(Loss): $(800,916)
Paid-in Capital: $239,517

The reclassifications have no effect on net assets or net asset value per share.